Exhibit 15.1

To the Board of Directors and Shareholders of

Raytech Holding Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Raytech Holding Limited and its subsidiaries for the six-month periods ended September 30, 2023 and 2024, as included in the Company’s Amendment No.2 to Form F-1 (No. 333-287842) on June 24, 2025; because we did not perform an audit, we do not express an opinion on this interim financial information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
June 24, 2025	Certified Public Accountants
PCAOB ID: 1171